Exhibit 99.1

HS Wadhwa Resigns From Board Of Director and COO At Azure Power, Murali Subramanian Takes Over as the New COO

New Delhi, March 31, 2020 - Azure Power Global Limited (NYSE: AZRE), a leading solar power producer in India, announced that Mr. Harkanwal Singh Wadhwa, has resigned from his position as member of the Board of Directors of Azure Power and all its subsidiaries effective March 31, 2020. Mr Wadhwa also resigned from his position as Chief Operating Officer and will be discharged from all his roles and responsibilities in the company effective April 03, 2020. Mr. Murali Subramanian, President of the Company, will take over as the new COO effective April 04, 2020.

Mr. Wadhwa’s decision to resign was not the result of any disagreement with the company on any matter relating to the Company’s operations, policies or practices.

Mr Subramanian joined Azure Power in July 2019 as President and has been overlooking project operations and Infra division for the company.

About Azure Power

Azure Power (NYSE: AZRE) is a leading independent solar power producer with a pan-India portfolio. With its in-house engineering, procurement and construction expertise and advanced inhouse operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes since its inception in 2008. For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Azure Power - Investor Contact:

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Azure Power - Media Contact:

Samitla Subba

pr@azurepower.com

+91-11-4940-9800

Policy and Communications, Azure Power

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